

FOR IMMEDIATE RELEASE
Date: April 18, 2007
Contact: Donald F. Holt, EVP/CFO
(717) 920-5801, Fax (717) 920-1683

COMMUNITY REPORTS FIRST QUARTER RESULTS, COMPLETES MERGERS, AND ADOPTS NEW ACCOUNTING STANDARDS

Harrisburg, PA-, Community Banks, Inc. ("Community") (Listed on NASDAQ: CMTY) today reported improved operating results for the first quarter of 2007, reflecting net income of $9.6 million and earnings per share of $0.41. These results were slightly ahead of the net income of $9.4 million and earnings per share of $0.40 reported in the immediately preceding fourth quarter of 2006. First quarter 2007 performance produced more stable funding expenses than those experienced in the fourth quarter of 2006, which contributed to a modest improvement in Community's largest source of revenue, net interest income.

"Since mid-year 2006, we have consistently commented on the lingering presence of a flat or inverted yield curve and its impact on our ability to achieve incrementally higher levels of revenue growth, particularly net interest income" explained Eddie L. Dunklebarger, President and CEO of Community. "We remain optimistic about our ability to moderate the effect of the yield curve on our earnings growth trends. We believe, however, that the banking industry is likely to face some headwinds that could temper the pace of profit improvement in the near term. We remain confident in our ability to weather these short-term trends and are convinced that we will continue to re-align our expense levels with our revenue stream as we did in this most recent quarter. Unfortunately, more substantial improvements in top-line banking revenues will remain challenging for most of the industry until these yield curve trends begin to reverse and normalize," he added.

Despite the constraining influence of interest rate trends on both net interest income and profit growth, most other critical performance metrics at Community continued to reflect favorable operating conditions. These conditions included solid loan and deposit growth, stable asset quality, modest increases in operating expenses, and continued focus on the expansion of other sources of revenue. Notably, Community reported no loss exposure related to the sub-prime mortgage issues that have adversely influenced first quarter 2007 performance in certain other sectors of the financial services industry.

Performance Overview

Although operating results in the first quarter of 2007 were 7% under those reported in the first quarter of 2006, loan and deposit balances reflected solid increases of 5% and 7%, respectively. Net interest margin, a critical determinant of net interest income growth for financial institutions, declined from 3.98% to 3.76% between the two periods, largely attributed to the aforementioned interest rate conditions. Comparisons to the year ago first quarter reflected increasing consumer preference for shorter duration time deposits combined with some attrition in certain lower-cost core funding sources, particularly non-interest checking accounts. Rate offerings on short-term time deposits were sensitive to the series of Fed-influenced rate increases that produced sustained deposit pricing pressure since mid-year 2006, particularly on those time deposit categories with maturities of less than two years. This has produced an increased weighting of these deposits in Community's funding mix and contributed to the funding cost increase.

Fully-taxable equivalent net interest income reached $28.7 million in the first quarter of 2007, reversing the trend which produced a recent low point of $28.1 million in the fourth quarter of 2006. The fourth quarter of 2006 had produced disproportionate increases in the cost of funding sources attributed to Community's re-pricing of a substantial portion its time deposit base. Performance in the first quarter of 2007 suggests that incremental re-pricing of time deposits abated to some degree, resulting in stabilization of net interest income.

During the first quarter of 2007, Community recorded a provision for loan losses that permitted the allowance for credit losses to keep pace with overall loan growth and sustained the ratio of the allowance to loans at 1.00%. Overall credit quality metrics remained relatively stable with no major changes in Community's asset quality profile since the end of 2006. The provision of $1.3 million was substantially in excess of first quarter net charge-offs of $547,000.

Non-interest income grew nearly 15% from the first quarter of 2006, a considerable portion of which related to the purchases of an additional insurance agency in May, 2006, and a trust business in October, 2006. Accordingly, the first quarter of 2006 reflected no revenues from these acquired businesses and the increases related thereto produced more than half of the overall increases in total non-interest income. Deposit and service fees continued to experience organic growth, providing most of the remaining improvement in other income.

At the end of 2006, Community announced its intention to accelerate expense saving initiatives related to both a reduction in operating regions from nine to six, and to the introduction of its more expansive office rationalization process. In connection with these efforts, Community identified initial salary and benefit savings in the first quarter, the majority of which were facilitated through early retirement, scheduled attrition, or selected staff reductions. Community incurred nearly $300,000 of one-time expenses in the opening quarter of 2007, but expects to recognize nearly $1.8 million of related annual savings for the remainder of the year. Additionally, Community is continuing its office rationalization process that has resulted in a more focused review and analysis of under-performing offices and produced strategic delays in previously-planned office openings. These efforts will continue throughout 2007, with additional efficiencies to be realized throughout the remainder of the year.

The efficiency ratio, which compares the relative levels of expenses to revenues, declined to 58.1% and reflected improvement from the 61.0% performance in the fourth quarter of 2006. Community continued its emphasis on ensuring that operating expenses are appropriately aligned with its revenue stream. While first quarter 2007 expenses grew 7.8% from the first quarter of 2006, expenses exhibited no increase since the more recent fourth quarter. The comparative increase from the first quarter of 2006 was largely attributable to the increased expenses associated with the acquired insurance and trust businesses. After excluding these incremental expenses, which were not present in the first quarter of 2006, core expense growth approximated 5%.

Mergers

On April 1, 2007, Community completed its mergers with BUCS Financial Corp (BUCS) ($149 million in assets) and East Prospect State Bank (East Prospect) ($61 million in assets). BUCS' four branches, plus two banking offices already operated by CommunityBanks in Carroll County, Md., will be newly designated as CommunityBanks' Central Maryland region. East Prospect's single banking office has become a part of CommunityBanks' York region, giving the bank its 21st office in York County, Pennsylvania. These two mergers provide an important market extension into the desirable, adjacent Central Maryland region and bolster Community's position in the vibrant York County, Pennsylvania, market. Effective with the completion of the two mergers, Community's operating footprint will boast assets of nearly $3.8 billion and 80 banking offices that extend throughout the center of Pennsylvania from the Pocono region into suburban Baltimore, Maryland. Community Banks, Inc. is the 8th largest financial services holding company headquartered in Pennsylvania and the largest financial institution headquartered in its capital city of Harrisburg.

Adoption of Accounting Standards

In February of 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 159, which is entitled "The Fair Value Option for Financial Assets and Financial Liabilities". This new accounting pronouncement permits the measurement of selected eligible financial instruments at their fair value as of the effective date of adoption. This accounting standard, and its companion standard, SFAS No. 157 "Fair Value Measurements", are to be adopted no later than January 1, 2008. However, each of these standards permitted early adoption, subject to certain conditions.

Effective January 1, 2007, Community elected to adopt SFAS No. 157 and SFAS No. 159, pursuant to the early adoption guidance. Upon adoption, Community selected the fair value option for certain investment securities with a basis of approximately $150 million, the majority of which had stated yields below 5%. As of the end of 2006, these investments had been included in its "available for sale" portfolio. Effective January 1, 2007, these securities were transferred to Community's "trading securities" account at their fair market value. Pursuant to the guidance in SFAS No. 159, this transfer resulted in a one-time cumulative effect charge of $3.1 million, net of tax, to opening shareholders' equity and had no impact on 2007 earnings. This one-time charge did not adversely affect shareholders' equity at January 1, 2007, because the fair value adjustment for these securities had been included as a component of the other comprehensive income adjustment under pre-existing accounting rules. Prior to the adoption of these standards, Community had intended to hold these securities until their scheduled maturity or until there was a recovery in the market prices associated with these specific investments.

After March 31, 2007, Community decided to sell its portfolio of trading securities, which had been categorized as such upon the adoption of SFAS No. 159. Community believes that the adoption of SFAS No. 159, combined with its decision to sell and reinvest the proceeds of its trading securities portfolio, will have a beneficial impact on its earnings for the remainder of 2007 and beyond. This strategy presented Community with an opportunity to reduce its exposure to lower-yielding, shorter duration bonds. These bonds presented substantial prepayment risk in a period when cash flows would be reinvested in a potentially unfavorable interest rate environment. Community reinvested the sales proceeds to acquire investments that provided both longer duration and favorable call provisions more consistent with Community's desired balance sheet posture. Community reported a relatively modest pre-tax gain of $146,000 from trading activities in the first quarter of 2007.

Many of the traditional metrics used to evaluate a company's performance in a post-merger environment have undergone change due to the usage of the purchase accounting method now required under authoritative accounting guidance. Community has provided an extensive reconcilement of "GAAP" to "non-GAAP" presentations to this release to assist investors in their understanding of the effect of acquisition activity on reported results. Such information is not presented as a substitute for traditional GAAP measurements, but is provided as a supplemental enhancement to improve comparability and investor understanding.

This press release contains "forward looking" information as defined by the Private Securities Litigation Reform Act of 1995, which is based on Community's current expectations, estimates and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events, or otherwise.

COMMUNITY BANKS, INC.

Selected Financial Information
(Dollars in thousands, except per share data) [(1)]

	Three Months Ended March 31,	
	2007	**2006**
Consolidated summary of operations:		
Interest income	$ 52,409	$ 46,889
Interest expense	25,972	20,025
Net interest income	26,437	26,864
Provision for loan losses	1,300	500
Net interest income after provision for loan losses	25,137	26,364
Non-interest income:		
Investment management and trust services	1,445	1,013
Service charges on deposit accounts	2,996	2,531
Other service charges, commissions, and fees	2,028	1,700
Investment security gains	2	283
Trading activities gain	146	---
Insurance premium income and commissions	1,176	928
Mortgage banking activities	548	468
Earnings on investment in life insurance	688	656
Other	591	805
Total non-interest income	9,620	8,384
Non-interest expenses:		
Salaries and employee benefits	12,009	11,418
Net occupancy and equipment expense	3,794	3,512
Marketing expense	505	575
Telecommunications expense	525	551
Amortization of intangibles	661	654
Other	4,647	3,823
Total non-interest expenses	22,141	20,533
Income before income taxes	12,616	14,215
Income taxes	2,970	3,646
Net income	$ 9,646	$ 10,569
Net loan charge-offs	$ 547	$ 155
Net interest margin (FTE)	3.76%	3.98%
Efficiency ratio [(2)]	58.06%	55.96%
Return on average assets	1.10%	1.27%
Return on average stockholders' equity	8.04%	8.96%
Net operating (tangible) income [(3)]	**$ 10,075**	**$ 10,994**
Operating return on average tangible assets [(3)(4)]	**1.24%**	**1.43%**
Operating return on average tangible equity [(3)(4)]	**17.82%**	**20.12%**
Consolidated per share data:		
Basic earnings per share	$ 0.41	$ 0.44
Diluted earnings per share	$ 0.41	$ 0.44
Book value at end of period	$ 20.83	$ 19.96
Tangible book value at end of period [(4)]	**$ 9.91**	**$ 9.19**

COMMUNITY BANKS, INC.

Selected Financial Information
(Dollars in thousands, except per share data) [1]

Consolidated balance sheet data:

	Three Months Ended March 31,	
	2007	2006
Average total loans	$ 2,404,530	$ 2,289,979
Average earning assets	3,097,626	2,938,647
Average assets	3,544,059	3,383,211
Average tangible assets [4]	**3,284,976**	**3,124,522**
Average deposits	2,462,141	2,301,898
Average stockholders' equity	486,798	478,507
Average tangible equity [4]	**229,261**	**221,552**
Average diluted shares outstanding	23,682,671	24,189,097

	March 31, 2007	December 31, 2006	March 31, 2006	3/31/2007 vs. 3/31/2006 % Change
Assets	$ 3,629,386	$ 3,496,370	$ 3,421,562	6%
Total loans	2,442,318	2,370,889	2,286,820	7%
Deposits	2,529,187	2,513,182	2,373,865	7%
Stockholders' equity	490,564	486,161	475,587	3%
Common shares outstanding	23,545,448	23,519,041	23,831,307	(1)%
Non-accrual loans	$ 15,715	$ 12,545	$ 10,102	56%
Loans renegotiated with borrowers	---	---	110	n/a
Foreclosed real estate	61	37	1,728	(96)%
Total non-performing assets	15,776	12,582	11,940	32%
Accruing loans 90 days past due	101	659	29	248%
Total risk elements	$ 15,877	$ 13,241	$ 11,969	33%
Allowance for loan losses	$ 24,379	$ 23,626	$ 23,310	5%

Asset quality ratios:

Allowance for loan losses to total loans	1.00%	1.00%	1.02%	
Allowance for loan losses to non-accrual loans	155%	188%	231%	
Non-accrual loans to total loans	0.64%	0.53%	0.44%	
Non-performing assets to total assets	0.43%	0.36%	0.35%	

[1] Per share data reflect stock splits and stock dividends.

[2] The efficiency ratio does not include net securities transactions.

[3] Net operating (tangible) income excludes amortization of core deposit and other intangible assets, net of applicable income tax effects. A reconciliation of net income and net operating (tangible) income appears on page 6.

[4] The difference between total assets and total tangible assets, and stockholders' equity and tangible stockholders' equity, represents goodwill and core deposit and other intangibles net of applicable deferred tax balances. A reconciliation of these balances appears on page 6.

COMMUNITY BANKS, INC.

Selected Financial Information
(Dollars in thousands, except per share data)

Reconciliation of GAAP to Non-GAAP Measures [1]:

| | Three Months Ended March 31, | | | |
	2007		2006	
Income statement data:				
Net income				
Net income	$	9,646	$	10,569
Amortization of core deposit and other intangible assets [1]		429		425
Net operating (tangible) income	$	10,075	$	10,994
Balance sheet data:				
Average assets				
Average assets	$	3,544,059	$	3,383,211
Goodwill		(246,400)		(244,775)
Core deposit and other intangible assets		(12,683)		(13,914)
Average tangible assets	$	3,284,976	$	3,124,522
Operating return on average tangible assets		1.24%		1.43%
Average equity				
Average equity	$	486,798	$	478,507
Goodwill		(246,400)		(244,775)
Core deposit and other intangible assets		(12,683)		(13,914)
Deferred taxes		1,546		1,734
Average tangible equity	$	229,261	$	221,552
Operating return on average tangible equity		17.82%		20.12%
At end of quarter:				
Total assets				
Total assets	$	3,629,386	$	3,421,562
Goodwill		(246,449)		(244,760)
Core deposit and other intangible assets		(12,363)		(13,599)
Total tangible assets	$	3,370,574	$	3,163,203
Total equity				
Total equity	$	490,564	$	475,587
Goodwill		(246,449)		(244,760)
Core deposit and other intangible assets		(12,363)		(13,599)
Deferred taxes		1,482		1,854
Total tangible equity	$	233,234	$	219,082
Tangible book value at end of period	$	9.91	$	9.19

[1] Net of related tax effect

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – March 31, 2007

KEY RATIOS [1]

	2007	2006				
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual
Diluted earnings per share	$ 0.41	$ 0.40	$ 0.45	$ 0.44	$ 0.44	$ 1.72
Tangible operating earnings per share [1]	**$ 0.43**	**$ 0.41**	**$ 0.46**	**$ 0.46**	**$ 0.45**	**$ 1.79**
Return on average assets	1.10%	1.08%	1.24%	1.24%	1.27%	1.21%
Return on average equity	8.04%	7.74%	8.88%	8.95%	8.96%	8.63%
Operating return on average tangible assets [2]	**1.24%**	**1.22%**	**1.39%**	**1.40%**	**1.43%**	**1.36%**
Operating return on average tangible equity [2]	**17.82%**	**17.37%**	**20.31%**	**20.59%**	**20.12%**	**19.57%**
Net interest margin	3.76%	3.71%	3.90%	3.94%	3.98%	3.88%
Non-interest income/revenues (FTE excluding security gains)	24.82%	23.83%	23.40%	22.76%	21.93%	22.99%
Provision for loan losses/average loans (annualized)	0.22%	0.11%	0.04%	0.11%	0.09%	0.09%
Efficiency ratio [4]	58.06%	60.97%	56.25%	56.18%	55.96%	57.33%
Non-performing assets to period-end loans	0.65%	0.53%	0.50%	0.50%	0.52%	
90 day past due loans to period-end loans	0.00%	0.03%	0.03%	0.03%	0.00%	
Total risk elements to period-end loans	0.65%	0.56%	0.53%	0.53%	0.52%	
Allowance for loan losses to loans	1.00%	1.00%	1.02%	1.01%	1.02%	1.00%
Allowance for loan losses to non-accrual loans	155%	188%	207%	207%	231%	188%
Net charge-offs/average loans (annualized)	0.09%	0.18%	0.00%	0.03%	0.03%	0.06%
Equity to assets	13.52%	13.90%	13.98%	13.76%	13.90%	13.90%
Tangible equity to assets [3]	**6.92%**	**7.05%**	**6.99%**	**6.68%**	**6.93%**	**7.05%**

[1] Per share data reflect stock splits and stock dividends.

[2] Net tangible operating income excludes amortization of core deposit and other intangible assets, and merger, conversion and restructuring expenses, net of applicable income tax effects. A reconciliation of net income and net tangible operating income appears on page 19.

[3] The difference between total assets and total tangible assets, and stockholders' equity and tangible stockholders' equity, represents goodwill and core deposit and other intangibles net of applicable deferred tax balances. A reconciliation of these balances appears on page 19.

[4] The efficiency ratio does not include net securities transactions.

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - MARCH 31, 2007

PER SHARE STATISTICS *

Diluted Earnings (Loss) per Share

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter		Total	
2007							$	0.41	$	0.41
2006	$	0.40	$	0.45	$	0.44	$	0.44	$	1.72
2005	$	0.45	$	0.42	$	(0.09)	$	0.42	$	1.35

Average Diluted Shares Outstanding

(in thousands)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Average for Year
2007				23,683	23,683
2006	23,728	23,663	23,858	24,189	23,918
2005	24,421	24,750	13,240	13,192	18,975

Book Value per Share

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
2007							$	20.83
2006	$	20.67	$	20.43	$	19.86	$	19.96
2005	$	19.81	$	19.83	$	11.82	$	11.74

Tangible Book Value per Share

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
2007							**$**	**9.91**
2006	**$**	**9.71**	**$**	**9.45**	**$**	**8.91**	**$**	**9.19**
2005	**$**	**9.12**	**$**	**9.26**	**$**	**11.43**	**$**	**11.35**

 * Per share data reflect stock splits and stock dividends

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – MARCH 31, 2007

QUARTER END INFORMATION

(dollars in thousands)	2007	2006			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total loans	$ 2,442,318	$ 2,370,889	$ 2,348,159	$ 2,344,677	$ 2,286,820
Allowance for loan losses	(24,379)	(23,626)	(24,034)	(23,788)	(23,310)
Loans, net	2,417,939	2,347,263	2,324,125	2,320,889	2,263,510
Earning assets	3,153,614	3,033,585	2,971,391	2,922,356	2,960,648
Goodwill and other intangible assets	258,812	259,406	259,505	258,606	258,359
Total assets	3,629,386	3,496,370	3,431,208	3,385,599	3,421,562
Deposits	2,529,187	2,513,182	2,483,519	2,406,551	2,373,865
Long-term debt	438,196	315,079	336,954	363,816	443,275
Subordinated debt	72,167	51,548	51,548	51,548	51,548
Total shareholder's equity	490,564	486,161	479,584	465,760	475,587
Accumulated other comprehensive income (loss) (net of tax)	650	(1,806)	(2,670)	(10,107)	(4,368)

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – MARCH 31, 2007

CONDENSED CONSOLIDATED QUARTERLY AVERAGE STATEMENTS OF CONDITION

(dollars in thousands)	2007 First Quarter	2006 Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Assets					
Earning Assets:					
Loans	$ 2,404,530	$ 2,353,774	$ 2,339,352	$ 2,312,900	$ 2,289,979
Federal funds sold and other	10,701	37,059	29,324	53,872	34,777
Investment securities	682,395	610,312	566,772	577,581	613,891
Total earning assets	3,097,626	3,001,145	2,935,448	2,944,353	2,938,647
Cash and due from banks	55,542	62,318	62,636	59,461	59,253
Allowance for loan losses	(24,022)	(24,102)	(24,385)	(23,882)	(23,172)
Goodwill and other intangible assets	259,083	259,373	259,023	259,003	258,689
Premises, equipment and other assets	155,830	153,361	153,183	152,973	149,794
Total assets	$ 3,544,059	$ 3,452,095	$ 3,385,905	$ 3,391,908	$ 3,383,211
Liabilities and equity					
Interest-bearing liabilities:					
Deposits					
Savings and NOW accounts	$ 858,469	$ 876,404	$ 873,670	$ 820,265	$ 826,742
Time	994,824	1,010,249	984,415	981,371	900,698
Time deposits greater than $100,000	268,268	267,747	235,264	228,931	200,821
Short-term borrowings	124,985	77,910	60,680	57,903	68,524
Long-term debt	391,196	318,078	340,162	405,705	467,010
Subordinated debt	56,817	51,548	51,548	51,548	44,674
Total interest-bearing liabilities	2,694,559	2,601,936	2,545,739	2,545,723	2,508,469
Noninterest-bearing deposits	340,580	342,766	344,708	350,574	373,637
Other liabilities	22,122	25,659	23,547	24,916	22,598
Total liabilities	3,057,261	2,970,361	2,913,994	2,921,213	2,904,704
Stockholders' equity	486,798	481,734	471,911	470,695	478,507
Total liabilities and stockholders' equity	$ 3,544,059	$ 3,452,095	$ 3,385,905	$ 3,391,908	$ 3,383,211

CHANGE IN AVERAGE BALANCES*

	2007 First Quarter	2006 Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Loans	5.0%	6.9%	9.3%	82.8%	86.0%
Total assets	4.8%	4.2%	2.1%	66.1%	70.6%
Deposits	7.0%	10.4%	8.4%	72.2%	73.5%
Stockholders' equity	1.7%	1.3%	(1.9)%	205.9%	206.0%

* Compares the current quarter to the comparable quarter of the prior year

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – MARCH 31, 2007

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands)	2007 First Quarter	2006 Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual
Interest income	$ 52,409	$ 51,364	$ 50,443	$ 48,938	$ 46,889	$ 197,634
Tax equivalent adjustment	2,253	1,998	1,916	1,910	1,978	7,802
	54,662	53,362	52,359	50,848	48,867	205,436
Interest expense	25,972	25,273	23,505	21,931	20,025	90,734
Net interest income	28,690	28,089	28,854	28,917	28,842	114,702
Provision for loan losses	1,300	650	250	650	500	2,050
Net interest income after provision	27,390	27,439	28,604	28,267	28,342	112,652
Non-interest income	8,924	8,194	8,279	7,957	7,633	32,063
Investment security gains income	2	415	28	6	283	732
Trading activities gain	146	---	---	---	---	---
Mortgage banking activities income	548	591	533	580	468	2,172
Non-interest expenses	22,141	22,482	21,172	20,698	20,533	84,885
Income before income taxes	14,869	14,157	16,272	16,112	16,193	62,734
Income taxes	2,970	2,759	3,798	3,698	3,646	13,901
Tax equivalent adjustment	2,253	1,998	1,916	1,910	1,978	7,802
NET INCOME	$ 9,646	$ 9,400	$ 10,558	$ 10,504	$ 10,569	$ 41,031
Tax effect of security transactions	$ 1	$ 145	$ 10	$ 2	$ 99	$ 256

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - MARCH 31, 2007

ANALYSIS OF NON-INTEREST INCOME

(dollars in thousands)	2007	2006				
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual
Investment management and trust services	$ 1,445	$ 1,325	$ 968	$ 1,088	$ 1,013	$ 4,394
Service charges on deposit accounts	2,996	3,084	3,037	2,855	2,531	11,507
Other service charges, commissions and fees	2,028	1,852	1,817	1,903	1,700	7,272
Insurance premium income and commissions	1,176	1,022	1,053	1,117	928	4,120
Earnings on investment in life insurance	688	715	679	675	656	2,725
Other income	591	196	725	319	805	2,045
Total non-interest income	$ 8,924	$ 8,194	$ 8,279	$ 7,957	$ 7,633	$ 32,063

ANALYSIS OF NON-INTEREST EXPENSES

(dollars in thousands)	2007	2006				
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual
Salaries and employee benefits	$ 12,009	$ 12,154	$ 11,611	$ 11,251	$ 11,418	$ 46,434
Net occupancy and equipment expense	3,794	3,767	3,452	3,386	3,512	14,117
Marketing expense	505	558	354	265	575	1,752
Telecommunications expense	525	584	542	566	551	2,243
Amortization of intangibles	661	624	659	702	654	2,639
Other operating expenses	4,647	4,795	4,554	4,528	3,823	17,700
Total non-interest expenses	$ 22,141	$ 22,482	$ 21,172	$ 20,698	$ 20,533	$ 84,885

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – MARCH 31, 2007

RISK ELEMENTS ANALYSIS

(dollars in thousands)	2007	2006			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Non-performing assets:					
Non-accrual loans	$ 15,715	$ 12,545	$ 11,626	$ 11,492	$ 10,102
Loans renegotiated with borrowers	---	---	---	108	110
Foreclosed real estate	61	37	52	108	1,728
Total non-performing assets	15,776	12,582	11,678	11,708	11,940
Accruing loans 90 days or more past due	101	659	685	621	29
Total risk elements	$ 15,877	$ 13,241	$ 12,363	$ 12,329	$ 11,969
Non-performing assets to period-end loans	0.65%	0.53%	0.50%	0.50%	0.52%
90 day past due loans to period-end loans	0.00%	0.03%	0.03%	0.03%	0.00%
Total risk elements to period-end loans	0.65%	0.56%	0.53%	0.53%	0.52%

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - MARCH 31, 2007

ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)	2007	2006			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Balance at beginning of period	$ 23,626	$ 24,034	$ 23,788	$ 23,310	$ 22,965
Loans charged off	(922)	(1,136)	(499)	(342)	(313)
Recoveries	375	78	495	170	158
Net loans charged off	(547)	(1,058)	(4)	(172)	(155)
Provision for loan losses	1,300	650	250	650	500
Balance at end of period	$ 24,379	$ 23,626	$ 24,034	$ 23,788	$ 23,310
Net loans charged-off to average loans*	0.09%	0.18%	0.00%	0.03%	0.03%
Provision for loan losses to average loans*	0.22%	0.11%	0.04%	0.11%	0.09%
Allowance for loan losses to loans	1.00%	1.00%	1.02%	1.01%	1.02%

*Annualized

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - MARCH 31, 2007

OTHER RATIOS

	2007	2006			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Investment portfolio – fair value to amortized cost	100.6%	100.0%	99.9%	97.9%	99.4%
Dividend payout ratio	51.3%	50.0%	44.4%	45.1%	43.0%
Net loans to deposits ratio, average	96.7%	93.3%	95.0%	96.1%	98.3%

MARKET PRICE AND DIVIDENDS DECLARED *

Year / Quarter	Closing Bid Price Range		Dividends Declared
	High	Low	
2007			
First	$ 28.11	$ 22.96	$ 0.2100
Second			
Third			
Fourth			
			$ 0.2100
2006			
First	$ 27.85	$ 25.67	$ 0.1905
Second	$ 27.39	$ 24.38	$ 0.2000
Third	$ 27.29	$ 24.58	$ 0.2000
Fourth	$ 28.48	$ 25.74	$ 0.2000
			$ 0.7905
2005			
First	$ 27.15	$ 22.57	$ 0.1619
Second	$ 25.24	$ 21.94	$ 0.1810
Third	$ 27.48	$ 25.39	$ 0.1810
Fourth	$ 28.42	$ 23.90	$ 0.1905
			$ 0.7144

* Per share data reflect stock splits and dividends

COMMUNITY BANKS, INC. & SUBSIDIARIES
Fiscal Insight - MARCH 31, 2007

NET INTEREST MARGIN - YEAR-TO-DATE

(dollars in thousands)	March 31, 2007			March 31, 2006		
	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 10,701	$ 135	5.12%	$ 34,885	$ 393	4.57%
Investment securities	682,395	10,379	6.17%	613,891	8,901	5.88%
Loans - commercial	895,114	17,792	8.06%	808,108	15,145	7.60%
- commercial real estate	810,424	14,174	7.09%	799,505	13,605	6.90%
- residential real estate	151,141	2,397	6.43%	153,282	2,297	6.08%
- consumer	547,851	9,785	7.24%	528,976	8,526	6.54%
Total earning assets	$ 3,097,626	$ 54,662	7.16%	$ 2,938,647	$ 48,867	6.74%
Deposits - savings and NOW accounts	$ 858,469	$ 4,835	2.28%	$ 826,742	$ 3,501	1.72%
- time	1,263,092	14,051	4.51%	1,101,519	9,920	3.65%
Short-term borrowings	124,985	1,564	5.07%	68,524	696	4.12%
Long-term debt	391,196	4,500	4.67%	467,010	5,111	4.44%
Subordinated debt	56,817	1,022	7.29%	44,674	797	7.24%
Total interest-bearing liabilities	$ 2,694,559	$ 25,972	3.91%	$ 2,508,469	$ 20,025	3.24%
Interest income to earning assets			7.16%			6.74%
Interest expense to paying liabilities			3.91%			3.24%
Interest spread			3.25%			3.50%
Impact of noninterest funds			0.51%			0.48%
Net interest margin		$ 28,690	3.76%		$ 28,842	3.98%

COMMUNITY BANKS, INC. & SUBSIDIARIES
Fiscal Insight – MARCH 31, 2007

NET INTEREST MARGIN - QUARTER-TO-DATE

(dollars in thousands)	March 31, 2007			December 31, 2006		
	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 10,701	$ 135	5.12%	$ 37,059	$ 477	5.11%
Investment securities	682,395	10,379	6.17%	610,312	9,405	6.11%
Loans - commercial	895,114	17,792	8.06%	840,982	16,555	7.81%
- commercial real estate	810,424	14,174	7.09%	822,007	14,694	7.09%
- residential real estate	151,141	2,397	6.43%	150,132	2,355	6.22%
- consumer	547,851	9,785	7.24%	540,653	9,876	7.25%
Total earning assets	$ 3,097,626	$ 54,662	7.16%	$ 3,001,145	$ 53,362	7.05%
Deposits - savings and NOW accounts	$ 858,469	$ 4,835	2.28%	$ 876,404	$ 5,260	2.38%
- time	1,263,092	14,051	4.51%	1,277,996	14,326	4.45%
Short-term borrowings	124,985	1,564	5.07%	77,910	941	4.79%
Long-term debt	391,196	4,500	4.67%	318,078	3,769	4.70%
Subordinated debt	56,817	1,022	7.29%	51,548	977	7.52%
Total interest-bearing liabilities	$ 2,694,559	$ 25,972	3.91%	$ 2,601,936	$ 25,273	3.85%
Interest income to earning assets			7.16%			7.05%
Interest expense to paying liabilities			3.91%			3.85%
Interest spread			3.25%			3.20%
Impact of noninterest funds			0.51%			0.51%
Net interest margin		$ 28,690	3.76%		$ 28,089	3.71%

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - MARCH 31, 2007

PERIOD-END LOAN PORTFOLIO ANALYSIS

(dollars in thousands)	2007	2006			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Commercial:					
Commercial	$ 824,301	$ 763,800	$ 757,714	$ 763,637	$ 747,954
Obligations of political subdivisions	101,090	101,555	79,028	76,408	75,449
Total commercial	925,391	865,355	836,742	840,045	823,403
Commercial real estate:					
Commercial mortgages	$ 804,652	$ 815,028	$ 820,619	$ 834,345	$ 805,120
Residential real estate:					
Residential mortgages	$ 145,719	$ 141,826	$ 144,047	$ 144,590	$ 146,360
Construction	6,730	7,290	6,918	5,770	5,136
Total residential real estate	152,449	149,116	150,965	150,360	151,496
Consumer:					
Home equity loans	$ 331,418	$ 322,712	$ 308,173	$ 282,777	$ 262,835
Home equity lines of credit	90,675	92,163	96,608	103,216	105,933
Indirect consumer loans	69,097	65,699	66,126	67,786	66,344
Other consumer loans	68,636	60,816	68,926	66,148	71,689
Total consumer	559,826	541,390	539,833	519,927	506,801
Total loans	$ 2,442,318	$ 2,370,889	$ 2,348,159	$ 2,344,677	$ 2,286,820

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - MARCH 31, 2007

Reconciliation of GAAP to Non-GAAP Measures:

(in thousands, except per share data)	2007 First Quarter		2006 Fourth Quarter		Third Quarter		Second Quarter		First Quarter		Annual	
Income statement data:												
Net income												
Net income	$	9,646	$	9,400	$	10,558	$	10,504	$	10,569	$	41,031
Amortization of core deposit and other intangible assets [1]		429		406		428		456		425		1,715
Net operating (tangible) income	**$**	**10,075**	**$**	**9,806**	**$**	**10,986**	**$**	**10,960**	**$**	**10,994**	**$**	**42,746**
Earnings per share												
Diluted earnings per common share	$	0.41	$	0.40	$	0.45	$	0.44	$	0.44	$	1.72
Amortization of core deposit and other intangible assets [1]		0.02		0.01		0.01		0.02		0.01		0.07
Diluted operating (tangible) earnings per share	**$**	**0.43**	**$**	**0.41**	**$**	**0.46**	**$**	**0.46**	**$**	**0.45**	**$**	**1.79**
Balance sheet data:												
Average assets												
Average assets	$	3,544,059	$	3,452,095	$	3,385,905	$	3,391,908	$	3,383,211		$3,403,421
Goodwill		(246,400)		(246,287)		(245,794)		(245,749)		(244,775)		(245,652)
Core deposit and other intangible assets		(12,683)		(13,086)		(13,229)		(13,254)		(13,914)		(13,369)
Average tangible assets	$	3,284,976	$	3,192,722	$	3,126,882	$	3,132,905	$	3,124,522		$3,144,400
Operating return on average tangible assets		**1.24%**		**1.22%**		**1.39%**		**1.40%**		**1.43%**		**1.36%**
Average equity												
Average equity	$	486,798	$	481,734	$	471,911	$	470,695	$	478,507	$	475,710
Goodwill		(246,400)		(246,287)		(245,794)		(245,749)		(244,775)		(245,652)
Core deposit and other intangible assets		(12,683)		(13,086)		(13,229)		(13,254)		(13,914)		(13,368)
Deferred taxes		1,546		1,652		1,755		1,836		1,734		1,744
Average tangible equity	$	229,261	$	224,013	$	214,643	$	213,528	$	221,552	$	218,434
Operating return on average tangible equity		**17.82%**		**17.37%**		**20.31%**		**20.59%**		**20.12%**		**19.57%**
At end of quarter:												
Total assets												
Total assets	$	3,629,386	$	3,496,370	$	3,431,208	$	3,385,599	$	3,421,562		$3,496,370
Goodwill		(246,449)		(246,383)		(245,864)		(245,056)		(244,760)		(246,383)
Core deposit and other intangible assets		(12,363)		(13,023)		(13,641)		(13,550)		(13,599)		(13,023)
Total tangible assets	$	3,370,574	$	3,236,964	$	3,171,703	$	3,126,993	$	3,163,203		$3,236,964
Total equity												
Total equity	$	490,564	$	486,161	$	479,584	$	465,760	$	475,587	$	486,161
Goodwill		(246,449)		(246,383)		(245,864)		(245,056)		(244,760)		(246,383)
Core deposit and other intangible assets		(12,363)		(13,023)		(13,641)		(13,550)		(13,599)		(13,023)
Deferred taxes		1,482		1,591		1,698		1,800		1,854		1,591
Total tangible equity	$	233,234	$	228,346	$	221,777	$	208,954	$	219,082	$	228,346
Tangible book value at end of period	**$**	**9.91**	**$**	**9.71**	**$**	**9.45**	**$**	**8.91**	**$**	**9.19**	**$**	**9.71**
Tangible equity to assets		**6.92%**		**7.05%**		**6.99%**		**6.68%**		**6.93%**		**7.05%**

[1] Net of related tax effect

19